FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

January 3, 2013

Kristi Marrone

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Innocap, Inc. (the “Company”)

File No.: 0-50612

Dear Ms. Marrone:

Enclosed are Amendments to the Form Form 10-K for the Fiscal Year Ended January 31, 2012 and the Forms 10-Q for the Quarters Ended April 30, 2012 and July 31, 2012. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated December 13, 2012.

Form 10-K for the Fiscal Year Ended January 31, 2012

Management’s Annual Report on Internal Control over Financial Reporting

1.

The Amendment has been edited to comply with your comment.

Evaluation of Disclosure Controls and Procedures

2.

The Amendment has been edited to clarify the matters referred to in your comment.

Form 10-Q

3.

The requested editorial changes have been made.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Innocap, Inc.